Fax

RECEIVED
2005 DEC 13 P 4:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	9 December 2005
Pages:	4		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

SUPPL

Please find attached an announcement made on the London Stock Exchange today.

Yours faithfully

05013275

Ruth Pavey
Company Secretarial Assistant

PROCESSED
DEC 2 0 2005
THOMSON
FINANCIAL

December 9, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons" Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* **LIBERTY INTERNATIONAL PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(l)(a);or (ii) *DR* 3.1.4(R)(l)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **THIS DISCLOSURE IS MADE IN ACCORDANCE WITH (ii)**
3.	Name of director: **MR R M CABLE, MRS K E CHALDECOTT, MR D A FISCHEL, MR J I SAGGERS AND MR A C SMITH**	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of *the person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **NON-BENEFICIAL INTEREST OF THE DIRECTORS. THE DIRECTORS ARE POTENTIAL BENEFICIARIES UNDER THE EMPLOYEE SHARE PLAN**	6.	Description *of shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* **ORDINARY SHARES OF 50 PENCE**
7.	Name of registered shareholders(s) and, if more than one, the number *of shares* held by each of them **LI SHARE PLAN (JERSEY) LIMITED**	8.	State the nature of the transaction **TRANSFER ON EXERCISE OF OPTIONS TO EMPLOYEES**
9.	Number *of shares,* debentures or financial instruments relating to *shares* Transferred **a) 3,305** **b) 1,000** **Total 4,305**	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage) **a) 0.001%** **b) 0.0003%**
11.	Price per *share* or value of transaction **a)545p** **b)331p**	12.	Date and place of transaction **7 DECEMBER 2005**
13.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **2,394,935 (0.744%)**	14.	Date issuer informed of transaction **9 DECEMBER 2005**
15.	Any additional information	16.	Name of contact and telephone number for queries **RUTH PAVEY** **020 7960 1236**

Name and signature of duly authorised officer of *issuer* responsible for making notification **RUTH PAVEY**
Date of notification **9 DECEMBER 2005**